UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 333-140645
NOTIFICATION OF LATE FILING

(Check one):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended	June 30, 2020

[ ]	Transition Report on Form 10-K

[ ]	Transition Report on Form 20-F

[ ]	Transition Report on Form 11-K

[ ]	Transition Report on Form 10-Q

[ ]	Transition Report on Form N-SAR

For the Transition Period Ended

Read Instruction (on back page) Before Preparing Form. Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

TONGJI HEALTHCARE GROUP, INC.
Full Name of Registrant

Not applicable
Former Name if Applicable

3651 Lindell Road, D517
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada, 89103
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tongji Healthcare Group, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 (the “10-Q”) within the prescribed time period on or before August 14, 2020 without unreasonable effort and expense. The inability of the Company to meet this filing deadline is the result of several factors relating to recent significant changes in the Company’s management and control, as well the Company’s recent agreement to enter into a significant transaction with another entity, as described below.

Change of Control and Change of Management

As disclosed in the Company’s Current Report on Form 8-K filed on June 18, 2020, the Company recently underwent a change in control as a result of the previous Chief Executive Officer, President, Secretary, Treasurer and sole director of the Company (the “Prior Owner”), selling 65% of the Company’s common stock (held by Algonquin Partners Inc., an entity owned by the Prior Owner) to West of Hudson Group, Inc. (“WOHG”). In addition, on the same date, the Prior Owner appointed three new officers and directors of the Company, and thereafter resigned from all positions with the Company. The Company has therefore been in a transitional period, which has presented operational challenges to the Company’s new management in its efforts to coordinate the preparation and timely filing of the 10-Q. These operational challenges, coupled with the relatively short lead-time the Company’s new management had to prepare the 10-Q following the change in control and management of the Company on June 18, 2020, has resulted in the Company’s inability to file the 10-Q without unreasonable effort and expense.

Entry into a Material Contract

In addition, as disclosed in the Company’s Current Report on Form 8-K filed on August 11, 2020, the Company recently entered into an agreement to acquire WOHG. The closing of this agreement will result in a transition of the Company’s business into an entirely new field, and requires satisfaction of a number of conditions by the Company in order to close. The Company’s entry into this agreement and its obligations under the agreement have resulted in significant additional workload for the Company, resulting in reduced bandwidth to prepare the 10-Q without incurring significant expense in hiring additional team members.

Material Weakness in Company’s Internal Control over Financial Reporting

As disclosed in the Company’s Quarterly Report on Form 10-Q for the period ending March 31, 2020, the Company’s previous management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act. Based upon this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer at the time concluded that the Company’s disclosure controls and procedures were not effective as of March 31, 2020 as a result of the material weaknesses identified in the Company’s internal controls over financial reporting. In the Company’s 10-K for the year ended December 31, 2019, the Company specifically identified it did not have “accounting staff with sufficient technical accounting knowledge relating to accounting for U.S. income taxes and complex US GAAP matters.” The Company’s new management has not had sufficient time to remedy these material weaknesses, which have also contributed to the Company’s inability to timely file the 10-Q without unreasonable expense and effort.

In summary, as a result of the operational challenges faced by the new management of the Company resulting from its recent change of management and control, the additional workload created by the Company’s entry into an agreement to acquire WOHG, and the Company’s existing weaknesses in financial reporting controls and procedures inherited by the Company’s new management, the Company was unable to timely file the 10-Q without unreasonable effort or expense.

In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, registrant will file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 no later than the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Laura Anthony, Esq.	561	514-0936
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).	[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TONGJI HEALTHCARE GROUP, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 17, 2020	By	/s/ Amir Ben-Yohanan
Amir Ben-Yohanan
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).